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                            May 3, 2022

       Christer Ros  n
       Chief Executive Officer
       Jupiter Neurosciences, Inc.
       1001 North US HWY 1, Suite 504
       Jupiter, FL 33477

                                                        Re: Jupiter
Neurosciences, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed on April 26,
2022
                                                            File No. 333-260183

       Dear Mr. Ros  n:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1, Filed April 26,
2022

       Prospectus Summary
       Business Overview, page 6

   1.                                                   With respect to your
NIA grant application, we note that you    received a non-fundable
                                                        score for this
application with comments from 3 reviewers which gave clear direction over what they felt was
missing.    Please revise to disclose the comments received. Please also briefly discuss the
design of the larger Phase II study.
 Christer Ros  n
FirstName  LastNameChrister
Jupiter Neurosciences, Inc. Ros  n
Comapany
May  3, 2022NameJupiter Neurosciences, Inc.
May 3,
Page  2 2022 Page 2
FirstName LastName
Description of Business
Senior Secured Convertible Note, page 99

2. On page 99 you state that the conversion of the Senior Secured Convertible Note principal and interest is subject to the beneficial ownership limitations set forth in the Note. Please revise to briefly state the beneficial ownership limitations set forth in the Note. Please also briefly discuss the piggyback registration rights, including the duration of such rights.
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Craig D. Linder, Esq.